BALDWIN
SECOND QUARTER REPORT 1996

TO OUR SHAREHOLDERS

August 1, 1996

     Second quarter sales decreased 15% to $26.1 million from $30.7 million in 1995. Two-thirds of the sales decline resulted from reductions in contract furniture and contract music as the Company executed its plan to shift focus away from these non-strategic businesses. As expected, unit sales in the acoustic piano category also declined reflecting the final impact of the consolidation of the Baldwin and Wurlitzer dealer networks.

     Second quarter net earnings were $.7 million ($.22 per share) as compared to $.8 million ($.24 per share) in 1995. The Company's operating profit for the second quarter was unchanged compared to the same period in 1995. Lower gross profit was offset by a strong performance in the Consumer
Finance segment and lower selling, general and administrative expense, primarily related to the Baldwin and Wurlitzer dealer network consolidation. Interest expense was higher in the 1996 quarter as a result of higher inventory levels in anticipation of second half sales.
The net effect is that net earnings were 10% lower than those reported in the second quarter of 1995.

     Net earnings for the first six months of 1996 decreased 13% to $1.4 million ($.42 per share) from $1.6 million ($.48 per share) in 1995. Net sales for the first six months of 1996 decreased 12% to $53.2 million from $60.4 million in 1995.

KAREN L. HENDRICKS
Karen L. Hendricks
Chief Executive Officer and President

CONSOLIDATED SUMMARY OF EARNINGS (unaudited)
(in thousands, except earnings per share)

                                     Three Months Ended     Six Months Ended
                                          June 30,              June 30,
                                     ------------------    ------------------
                                       1996      1995        1996      1995
                                     ------------------    ------------------
Net sales                            $ 26,139  $ 30,688    $ 53,286  $ 60,448
Cost of goods sold                     20,219    23,852      42,091    47,168
                                     ------------------    ------------------
     Gross profit                       5,920     6,836      11,195    13,280
Income on the sale of installment
  receivables                           1,474     1,187       2,934     2,376
Interest income on installment
  receivables                             341       201         649       407
Other operating income                    947       859       1,806     1,772
Selling, general and
  administrative expenses              (6,826)   (7,222)    (13,152)  (14,182)
Interest expense                         (657)     (503)     (1,182)   (1,025)
                                     ------------------    ------------------
     Earnings before income taxes       1,199     1,358       2,250     2,628
Income taxes                              449       527         816       982
                                     ------------------    ------------------
     Net earnings                    $    750  $    831    $  1,434  $  1,646
                                     ==================    ==================
Net earnings per share               $    .22  $    .24    $    .42  $    .48
                                     ==================    ==================
Average number of shares
  outstanding                           3,419     3,415       3,417     3,415
                                     ==================    ==================

CONSOLIDATED SUMMARY BALANCE SHEETS (unaudited)
(in thousands)

                                                                June 30,
                                                           ------------------
                                                             1996      1995
                                                           ------------------
Assets
     Receivables, net                                      $ 14,929  $ 14,901
     Inventories                                             60,885    47,084
     Other current assets                                     6,911     7,131
                                                           ------------------
          Total current assets                               82,725    69,116
     Installment receivables, less current portion           12,335     9,580
     Property, plant and equipment, net                      16,005    14,314
     Other assets                                             5,316     7,215
                                                            ------------------
          Total assets                                     $116,381  $100,225
                                                           ==================
Liabilities and Shareholders' Equity
     Current portion of long-term debt                     $ 33,685  $ 20,581
     Other current liabilities                               16,159    13,738
                                                           ------------------
          Total current liabilities                          49,844    34,319
     Long-term debt, less current portion                     3,800     4,700
     Other liabilities                                        7,122     9,406
     Shareholders' equity                                    55,615    51,800
                                                           ------------------
          Total liabilities and shareholders' equity       $116,381  $100,225
                                                           ==================

BUSINESSES
- ----------
MANUFACTURING

Acoustic pianos and electronic keyboards

Actions, cabinets, pinblocks, bridges, cables, keys, etc. for piano industry

Printed circuit boards and electro-mechanical assemblies for manufacturers outside music industry

Variety of wood products


RETAILING

Company owned outlets in Atlanta, Georgia; Cincinnati, Ohio; Indianapolis, Indiana; Lexington and Louisville, Kentucky

Independent keyboard dealers (450)


FINANCING

Consumer installment financing and dealer consignment


HOME OFFICE

422 Wards Corner Road, Loveland, OH 45140,
(513)576-4500



MANUFACTURING LOCATIONS

Conway, Fayetteville and Trumann, Arkansas;
Greenwood, Mississippi; Juarez, Mexico


REGISTRAR AND TRANSFER AGENT

The Provident Bank, One East Fourth Street, Cincinnati, OH 45202

Baldwin Piano & Organ Company common stock is traded on The Nasdaq National Market;
Symbol: BPAO

Caption for photo
Baldwin Acrosonic Piano